08028974

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52676 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSB PARTNERS, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 MONUMENT SQUARE, SUITE 235
(No. and Street)

| CONCORD | MA | 01742 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. SCOTT JOHNSON (978) 318-9799
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

| PMB 271, 44 NASHUA RD, STE 15 | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, T. SCOTT JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSB PARTNERS, LP, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

2/28/08

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**JSB PARTNERS, L.P.**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2007**

**BRACE & ASSOCIATES, PLLC**

*Certified Public Accountant*

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

**Independent Auditor's Report**

To the Partners'
JSB Partners, L.P.
Concord, MA

We have audited the accompanying consolidated statement of financial condition of JSB Partners, L.P., and its subsidiary (the Company) as of December 31, 2007, and the related consolidated statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSB Partners, L.P. and subsidiary at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 25, 2008

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

### ASSETS

| | |
|---|---|
| Cash | $ 786,371 |
| Restricted cash | 7,681 |
| Receivable from customers, net of allowance for doubtful accounts of $58,916 | 291,927 |
| Receivable from non-customers | 212,684 |
| Prepaid expenses and other assets | 55,052 |
| Non-marketable securities | 1,920 |
| Note receivable | 387,271 |
| Furniture and equipment, at cost, less accumulated depreciation of $95,201 | 100,835 |
| Total assets | $ 1,843,741 |

### LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| Accounts payable and accrued expenses | $ 274,621 |
| Total liabilities | 274,621 |
| Partners' capital | 1,569,120 |
| Total liabilities and partners' capital | $ 1,843,741 |

The accompanying notes are an integral part of these financial statements.

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Revenues: | |
| Fee income | $ 2,047,660 |
| Other income | 35,000 |
| Interest income | 38,488 |
| | 2,121,148 |
| Expenses: | |
| Employee compensation, guaranteed payments, and benefits | 353,719 |
| Consulting fees | 434,108 |
| Communications and data processing | 188,155 |
| Interest expense | 21 |
| Legal and professional fees | 219,353 |
| Occupancy expenses | 207,547 |
| Other operating expenses | 489,209 |
| | 1,892,112 |
| Income (loss) before income taxes | 229,036 |
| Provision for trade and income taxes | 6,144 |
| Net income(loss) | 222,892 |
| Other comprehensive income: | |
| Foreign currency translation adjustments | (6,183) |
| Comprehensive income (loss) | $ 216,709 |

The accompanying notes are an integral part of these financial statements.

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

## FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| Partners' capital at beginning of year | $ | 2,613,152 |
| Net income | | 216,709 |
| Partners' distributions | | (1,457,758) |
| Partners' contributions | | 150,000 |
| Foreign currency translation adjustment | | 47,017 |
| Partners' capital at end of year | $ | 1,569,120 |

The accompanying notes are an integral part of these financial statements.

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 216,709 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 34,758 | |
| Bad debt expense | 70,023 | |
| Interest on note receivable | (25,200) | |
| (Increase) decrease in operating assets: | | |
| Increase in restricted cash | (790) | |
| Increase in receivables from customers | (68,836) | |
| Increase in receivables from non-customers | (120,318) | |
| Increase in prepaid expenses | (13,494) | |
| Decrease in security deposits | 19,111 | |
| Increase (decrease) in operating liabilities: | | |
| Increase in accounts payable and accrued expenses | 126,811 | |
| Decrease in payroll liabilities | (906) | |
| Decrease in sales and use tax payable | (50) | |
| Decrease in income taxes payable | (1,489) | |
| Total adjustments | | 19,620 |
| Net cash provided by operating activities | | 236,329 |
| Cash flows from investing activities: | | |
| Acquisition of fixed assets | | (9,840) |
| Cash flows from financing activities: | | |
| Contributions from partners | | 150,000 |
| Distributions to partners' | | (1,457,758) |
| Effect of foreign currency translation on cash | | (31,078) |
| Net decrease in cash | | (1,112,347) |
| Cash at beginning of year | | 1,898,718 |
| Cash at end of year | | $ 786,371 |

The accompanying notes are an integral part of these financial statements.

**JSB PARTNERS, L.P.**

**CONSOLIDATED STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2007**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | 21 |
| Income taxes | $ | 6,144 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**JSB PARTNERS, L.P.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**DECEMBER 31, 2007**

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company, a Delaware limited partnership, was organized in July 1999. The partnership shall continue in existence until December 31, 2049, unless terminated at an earlier date. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is acting as financial advisors to Biotech and Pharmaceutical companies in their acquisitions and merger efforts.

Organizational Structure

The Partnership agreement provides for profits or losses from success fee revenues to be allocated 50% to each individual Limited Partner responsible, the second 25% to the General Partner until its Preferred Capital Contributions Balance is zero, the remaining 25% to the General Partner. For non success fee revenues the profits or losses will be allocated 70% to the Limited Partners and 30% to the General Partner.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying financial statements include the accounts JSB Partners, L.P. and JSB Partners, Gmbh, a wholly owned German subsidiary. Significant Intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. A foreign currency transaction loss of $6,183 is included in net income for the year ended December 31, 2007.

Restricted Cash

The Company has placed $7,681 in a term deposit account to serve as cash collateral for standby letters of credit in connection with an operating lease.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2007 was $34,758.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2007, these securities at estimated fair value consist of equities valued at $1,920.

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $58,916 at December 31, 2007.

## NOTE 2 - TAXES ON INCOME

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The German subsidiary is treated as a separate entity and is subject to trade and income taxes.

## NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $511,750 at December 31, 2007, which exceeded required net capital of $18,308 by $493,442. The ratio of aggregate indebtedness to net capital at December 31, 2007 was 53.7%.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities requiring annual payments as follows:

| Fiscal Year Ending | Amount |
|---|---|
| 2008 | $122,238 |
| 2009 | 126,565 |
| 2010 | 130,892 |
| 2011 | 32,993 |
| Total | $412,688 |

Rent expense for the year ending December 31, 2007 was $158,220.

## NOTE 5 – NOTES RECEIVABLE

On November 30, 2006 the Company accepted a promissory note in the amount of $360,000 with an annual interest rate of 7% and a maturity date of October 31, 2009, as part of the capital contribution from a new limited partner.

# JSB PARTNERS, L.P.

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED DECEMBER 31, 2007

JSB PARTNERS, L.P.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 1,569,120 |
| Total nonallowable assets from statement of financial condition | (1,057,370) |
| Net capital before haircuts on securities positions | $ 511,750 |
| Haircuts on securities | - |
| Net capital | $ 511,750 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 274,621 |
| Total aggregate indebtedness | $ 274,621 |
| Percentage of aggregate indebtedness to net capital | 53.7% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 18,308 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 18,308 |
| Excess net capital | $ 493,442 |
| Excess net capital at 1000% | $ 484,288 |

JSB PARTNERS, L.P.

**RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**(X-17A-5)**
**AT DECEMBER 31, 2007**

**SCHEDULE I (CONTINUED)**

| | FOCUS REPORT - PART IIA QUARTER ENDED 12/31/07 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT 12/31/07 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $ 1,181,849 | $ 387,271 | $ 1,569,120 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 670,098 | 387,272 | 1,057,370 |
| Haircuts on securities | - | - | - |
| Total deductions | 670,098 | 387,272 | 1,057,370 |
| Net capital | $ 511,751 | $ (1) | $ 511,750 |

## SCHEDULE II

## JSB PARTNERS, L.P.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2007

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

**BRACE & ASSOCIATES, PLLC**
*Certified Public Accountant*
PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

**Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5**

To the Partners'
JSB Partners, L.P.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of JSB Partners, L.P. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of JSB Partners, LP for the year ended December 31, 2007 and this report does not effect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 25, 2008

END